

April 11, 2018

Terren Peizer
Chief Executive Officer
NeurMedix, Inc.
6165 Greenwich Drive, Suite 150
San Diego, California 92122

   Re: Neurmedix, Inc
     Amendment No. 4 to Form 1-A
     Filed March 12, 2018
     File No. 024-10697

Dear Mr. Peizer:

  We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Form 1-A

General

1. We refer to the website, https://www.investnow247.com/neurmedix.html, hosted by VC Media Partners, which includes information about the company and offering, a copy of the offering circular, a promotional video, a roadshow deck, a valuation assessment prepared by Joseph A. Gunnar and a phone number that investors can use to reserve their shares in the offering. We note that the contents of the website do not comply with Rule 255 of Regulation A and include functions and statements that are inconsistent with your Offering Circular and Regulation A:

  • the "Reserve Shares" function and the ability to "invest now" in the company;
  • the representation in the promotional video and the roadshow deck that the SEC has qualified the Offering Circular and that the company may make sales of the securities

> described in the Offering Circular;
- the minimum investment amount of $100;
- the discussion of the drug in the "Overview" section and in the roadshow deck as if FDA approval is imminent and the lack of context to indicate that you have not begun testing for the indications you are pursuing;
- the outdated Use of Proceeds section in the road show deck; and
- the comparisons made to each of the selected comparable companies in the valuation assessment and the general bases provided for the "heavily discounted conservative fair valuation" of a range from "$350 million to $450 million."

Please revise and redistribute your solicitation materials accordingly and in compliance with Rule 255(d) of Regulation A. In addition, please file this written communication and any other "testing the waters materials" you have used or plan to use as Exhibit 13 to the Form 1-A. Further, we note that the link to the Offering Circular on the website is of Amendment No. 1 to the Form 1-A filed on July 17, 2017. Please update the link to the most recent amendment and include the legend required by Rule 254(a) of Regulation A.

Finally, please provide your analysis of how the information on this website complies with Rule 251(d)(1)(ii) regarding offers after the Form 1-A offering statement is filed. Provide your analysis of how your actions are consistent with Section 5 of the Securities Act of 1933 to the extent you have not complied with Rules 251 and 255 of Regulation A. In your analysis, please also address whether to date you have accepted any investor money or accepted offers to buy your securities.

You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-55-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joe Tagliaferro, Esq.